UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Lisbon, December 22nd 2006

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	EDP SELLS A 15% STAKE IN REN

Following the information released on November 13, 2006, EDP has sold a global shareholding of 15% in the share capital of REN – Rede Eléctrica Nacional, S.A. (“REN”). The sale was composed of three blocks of shares, each representing 5% of REN’s share capital, in favour of Gestmin, SGPS, S.A., Logoenergia, SGPS, S.A. and Oliren, SGPS, S.A.

The value of each block of shares will be based on REN´s IPO price, foreseen to occur in 2007 as a result of the reprivatization, and on the evolution of the market price of these shares during the first few trading months. The transaction involves an initial cash payment which will be adjusted later on, in accordance with the above mentioned price calculation mechanism.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT

Miguel Viana, Head of IR Gonçala Santos Pedro Rei Elisabete Ferreira Cristina Requicha Rui Antunes Ricardo Farinha

Phone +351 210012834 Fax: +351 210012899

Email: ir@edp.pt Website: www.edp.pt

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 27, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer